

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2026

Kent Cunningham
Chief Executive Officer
SRx Health Solutions, Inc.
801 US Highway 1
North Palm Beach, FL 33408

  Re: **SRx Health Solutions, Inc.**
    Registration Statement on Form S-4
    Filed on April 14, 2026
    File No. 333-295049

Dear Kent Cunningham:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sarah Sidwell at 202-551-4733 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Louis Lombardo